FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____                 No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 December 2010.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 December 2010.

3.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 1 December 2010.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 December 2010.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 December 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 December 2010.

7.	Press release entitled, “European Commission approves BRILIQUE™ (ticagrelor tablets)”, dated 6 December 2010.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 December 2010.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 December 2010.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 December 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 December 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 December 2010.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 December 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 December 2010.

15.	Press release entitled, “AstraZeneca receives complete response letter from US FDA for BRILINTA (ticagrelor tablets)”, dated 17 December 2010.

16.	Press release entitled, “AstraZeneca PLC appoints new Non-Executive Director”, dated 17 December 2010.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 December 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 December 2010.

19.	Press release entitled, “AstraZeneca discontinues development of motavizumab for RSV prophylaxis Indication”, dated 21 December 2010.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 December 2010.

21.	Press release entitled, “AstraZeneca and Abbott end license agreement for the development of CERTRIAD”, dated 23 December 2010.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 December 2010.

23.	Press release entitled, “AstraZeneca PLC irrevocable, non-discretionary share repurchase programme”, dated 23 December 2010.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 December 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 January 2011	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 148,778 ordinary shares of AstraZeneca PLC at a price of 3006 pence per share on 30 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,414,170,040.

A C N Kemp
Company Secretary
1 December 2010

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 November 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,414,176,237 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,414,176,237.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 December 2010

Item 3

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 1 December 2010, Mr John Varley, a Director of the Company, notified us that, on 1 December 2010, he purchased 494 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 3032 pence per share.

Following this purchase, Mr Varley has a total interest in 1,294 shares, which represents approximately 0.0001% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
1 December 2010

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 147,761 ordinary shares of AstraZeneca PLC at a price of 3030 pence per share on 1 December 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,414,028,476.

A C N Kemp
Company Secretary
2 December 2010

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 December 2010, it purchased for cancellation 647,281 ordinary shares of AstraZeneca PLC at a price of 3036 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,413,381,554.

A C N Kemp
Company Secretary
3 December 2010

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 146,965 ordinary shares of AstraZeneca PLC at a price of 3049 pence per share on 29 November 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,413,243,028.

A C N Kemp
Company Secretary
6 December 2010

Item 7

EUROPEAN COMMISSION APPROVES BRILIQUE™ (TICAGRELOR TABLETS)

AstraZeneca announced today that the European Commission has granted marketing authorisation to BRILIQUE™ (ticagrelor tablets) for the prevention of atherothrombotic events in adult patients with Acute Coronary Syndromes (ACS). This decision follows the positive opinion from the Committee for Medicinal Products for Human Use on 23rd September and is applicable to the 27 Member States and the 3 European Economic Area countries of the European Union.

“We’re delighted BRILIQUE has received regulatory approval in Europe, and believe it will become an attractive option for physicians seeking a more effective antiplatelet treatment than clopidogrel to reduce their ACS patients’ risk of heart attack and cardiovascular death,” said David Brennan, Chief Executive Officer. “Now that BRILIQUE is approved, we will work with the appropriate health entities, formulary and protocol reviews, and clinicians to bring this important medication to patients as soon as possible.”

Of the markets that will launch BRILIQUE in 2011 in the EU, the majority of launches will occur in the second half of the year due to pricing and reimbursement negotiations.

In August 2010, the European Society of Cardiology (ESC) and the European Society for Cardio-Thoracic Surgery (EACTS) granted a Class 1B recommendation to BRILIQUE in their revised “Guidelines for Myocardial Revascularization”. Under the revised guidelines, BRILIQUE is listed as an antiplatelet treatment option during myocardial revascularization for ACS patients presenting with ST-elevation myocardial infarction (STEMI) or non-ST-elevation myocardial infarction (NSTEMI).

Ticagrelor is currently under regulatory review in 18 territories around the world.

ACS affects an estimated 1.4 million people in Europe every year.1 Despite the availability of current treatment options for ACS, data suggests that up to 15 percent of patients die within one year of their cardiovascular event2.

The marketing authorisation for BRILIQUE is based on a review of the ticagrelor clinical programme, including results from PLATO (A Study of PLATelet Inhibition and Patient Outcomes), which established the superiority of ticagrelor over clopidogrel, and showed that treating 54 ACS patients with ticagrelor instead of clopidogrel for one year prevented one atherothrombotic event and treating 91 patients prevented one cardiovascular death, with no increase in overall major/fatal bleeding over the course of one year of treatment (11.6% for BRILIQUE vs. 11.2% for clopidogrel, p=0.43).

1 “Heart Health – Heart Disease: Symptoms, Diagnosis and Treatment.” National Institutes of Health. What is Acute Coronary Syndrome (ACS)? http://www.nlm.nih.gov/medlineplus/magazine/issues/winter09/articles/winter09pg25-27.html Accessed 24 November 2010.

2 GRACE registry, as analyzed in: Fox et al. JAMA. 2007; 297 (17); 1892-1900.

Like all medicines, BRILIQUE can cause side effects, although not every patient will experience them. The most common side effects reported with BRILIQUE were bleeding and shortness of breath. Bleeding occurs commonly with any potent platelet inhibitor. With BRILIQUE, severe bleeding is uncommon, while less severe bleeds such as bruising and nosebleeds are common. Shortness of breath often resolved during BRILIQUE treatment and led uncommonly to patients stopping BRILIQUE in the PLATO study. Other uncommonly reported side effects include headache, dizziness, abdominal pain, diarrhea, rash, itching, and upset stomach.

NOTES TO EDITORS

About BRILIQUETM
BRILIQUE (Ticagrelor) is a direct-acting P2Y12 receptor antagonist in a chemical class called cyclo-pentyl-triazolo-pyrimidines (CPTPs). Ticagrelor is the first reversibly-binding oral ADP receptor antagonist.

BRILIQUE, a prescription oral antiplatelet treatment, co-administered with acetylsalicylic acid (ASA), is indicated for the prevention of atherothrombotic events in adult patients with Acute Coronary Syndromes (unstable angina, NSTEMI, or STEMI), including patients managed medically and those who are managed with percutaneous coronary intervention (PCI) or Coronary Artery Bypass Grafting (CABG).

BRILIQUE and BRILINTA are trademarks of the AstraZeneca group of companies. BRILINTA is a proposed tradename for ticagrelor that is currently under regulatory review in some territories, including the United States.

About ACS
ACS is an umbrella term for conditions that result from a severe reduction in blood flow to the heart muscle. These conditions range from unstable angina (unremitting chest pain that threatens a heart attack) to heart attack (myocardial infarction, or MI):

•
STEMI (ST elevation MI) is a type of heart attack in which the coronary artery is completely blocked by a blood clot, and as a result much of the heart muscle being supplied by the affected artery starts to die.

•
UA/NSTEMI (Unstable angina / non-ST elevation MI) is a type of ACS in which a blood clot partially occludes an artery and as a result some of the heart muscle being supplied by the affected artery dies or is at high risk of dying.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com.

CONTACTS:

Media Enquiries:
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

-ENDS-
6 December 2010

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 December 2010, it purchased for cancellation 547,503 ordinary shares of AstraZeneca PLC at a price of 3036 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,412,689,929.

A C N Kemp
Company Secretary
7 December 2010

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 147,807 ordinary shares of AstraZeneca PLC at a price of 3030 pence per share on 7 December 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,412,542,122.

A C N Kemp
Company Secretary
8 December 2010

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 147,532 ordinary shares of AstraZeneca PLC at a price of 3037 pence per share on 8 December 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,412,395,590.

A C N Kemp
Company Secretary
9 December 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 148,125 ordinary shares of AstraZeneca PLC at a price of 3023 pence per share on 9 December 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,412,247,465.

A C N Kemp
Company Secretary
10 December 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 148,586 ordinary shares of AstraZeneca PLC at a price of 3013 pence per share on 10 December 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,412,098,879.

A C N Kemp
Company Secretary
13 December 2010

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 December 2010, it purchased for cancellation 105,000 ordinary shares of AstraZeneca PLC at a price of 3043 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,411,993,879.

A C N Kemp
Company Secretary
14 December 2010

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 December 2010, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3134 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,411,770,618.

A C N Kemp
Company Secretary
16 December 2010

Item 15

ASTRAZENECA RECEIVES COMPLETE RESPONSE LETTER FROM US FDA FOR BRILINTA (TICAGRELOR TABLETS)

AstraZeneca announced today that the US Food and Drug Administration (FDA) has issued a complete response letter (CRL) for the New Drug Application (NDA) for ticagrelor (BRILINTA).

In the CRL, the FDA requested additional analyses of the PLATO data. The agency did not request that additional studies, including clinical studies, be conducted as a prerequisite for approval of the ticagrelor NDA.

AstraZeneca is evaluating the contents of the CRL and will respond to the agency’s request for additional analyses of the PLATO data as soon as possible. The company remains confident in the NDA submission for ticagrelor and in its ability to respond to the agency’s questions.

“Our highest priority is to provide the requested PLATO analyses to the FDA and progress to completion of the BRILINTA NDA review,” said Martin Mackay, President, Research & Development, AstraZeneca.

NOTES TO EDITORS

About BRILINTA (ticagrelor tablets)
BRILINTA is an oral antiplatelet treatment for acute coronary syndromes (ACS). BRILINTA is a direct-acting P2Y12 receptor antagonist in a chemical class called cyclopentyltriazolopyrimidines (CPTPs). BRILINTA is the first reversibly-binding oral ADP receptor antagonist.

BRILINTA is currently under regulatory review in eighteen territories around the world and was granted marketing authorization under the trade name BRILIQUE™ by the European Commission (EC) on December 6, 2010.

BRILINTA and BRILIQUE are trademarks of the AstraZeneca group of companies.

About the PLATO study
PLATO was a large (18,624 patients in 43 countries) head-to-head patient outcomes study of ticagrelor versus clopidogrel, designed to establish whether ticagrelor could achieve clinically meaningful cardiovascular and safety end points in ACS patients, above and beyond those afforded by clopidogrel. The NDA submission for ticagrelor is based on the results of a comprehensive clinical trial programme, including data from the PLATO study.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

17 December 2010

- ENDS -

Item 16

ASTRAZENECA PLC APPOINTS NEW NON-EXECUTIVE DIRECTOR

AstraZeneca today announced that the Right Honourable Baroness Shriti Vadera is to join the Board of Directors as a Non-Executive Director, with effect from 1 January 2011. She will also become a member of the Board’s Audit Committee.

Baroness Vadera has recently undertaken a number of advisory roles, including Senior Adviser to the Korean Presidency of the Group of Twenty (G20), Adviser to Temasek Holdings, Singapore and Adviser to the Government of Dubai on the restructuring of Dubai World’s debt.  She previously held a series of ministerial positions in the UK government, most latterly Parliamentary Under-Secretary of State for Economic Competitiveness and Enterprise in the Cabinet Office and Department for Business, Innovation & Skills.  From April 1999 to March 2007, she was Adviser to the Chancellor of the Exchequer, Council of Economic Advisers, HM Treasury. From 1984 to 1999, Baroness Vadera held various corporate and project finance, government advisory, and banking and capital markets roles with SG Warburg/UBS.

Baroness Vadera will become a Non-Executive Director of BHP Billiton Plc and BHP Billiton Ltd on 1 January 2011.

Louis Schweitzer, Chairman of AstraZeneca, said: “Shriti Vadera’s strong financial and business track record, combined with her experience of global financial markets and public policy will be invaluable to the work of the Board. In addition, her direct experience and knowledge of Asia, Africa and the Middle East will help inform AstraZeneca’s business decisions and strategy in emerging markets.”

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 of the UK Listing Authority’s Listing Rules in respect of the appointment of Baroness Vadera.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com.

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

17 December 2010
- ENDS -

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 December 2010, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2982 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,411,112,349.

A C N Kemp
Company Secretary
20 December 2010

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 December 2010, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2953 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,410,521,734.

A C N Kemp
Company Secretary
21 December 2010

Item 19

ASTRAZENECA DISCONTINUES DEVELOPMENT OF MOTAVIZUMAB FOR RSV PROPHYLAXIS INDICATION

AstraZeneca today announced it has discontinued further development of motavizumab for the prophylaxis of serious respiratory syncytial virus (RSV) disease. The Company has requested withdrawal of the Biological License Application (BLA) pending at the US Food and Drug Administration (FDA).

As a result of this decision, AstraZeneca will incur a financial impairment charge of $445 million in the fourth quarter 2010 accounts. As previously disclosed, the Group holds intangible assets of $445 million relating specifically to motavizumab. Consistent with previous disclosures, the impairment will be excluded from Core earnings, and thus has no impact on the Company’s guidance for Core earnings per share for 2010.

Motavizumab is an investigational monoclonal antibody that was being considered to help prevent RSV disease. MedImmune filed the original BLA on 30 January 2008, and received its first complete response letter (CRL) in November 2008. Motavizumab was reviewed by the FDA’s Antiviral Drugs Advisory Committee on 2 June 2010, and the FDA issued a second CRL requesting additional clinical data in August 2010. Subsequently MedImmune has decided to discontinue certain motavizumab development paths and withdraw the prophylaxis BLA from the FDA; however, motavizumab remains in development for other RSV treatment.

NOTES TO EDITORS

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009. For more information please visit www.astrazeneca.com.

About MedImmune
MedImmune, the worldwide biologics unit for AstraZeneca, has approximately 3,300 employees worldwide and is headquartered in Gaithersburg, Maryland. For more information, visit MedImmune’s website at www.medimmune.com

CONTACTS

Media Enquiries
Neil McCrae +44 20 7604 8236 (24 hours) Sarah Lindgreen +44 20 7604 8033 (24 hours) Abigail Baron +44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt +44 20 7604 8122 mob: +44 7775 704032 Karl Hård +44 20 7604 8123 mob: +44 7789 654364

Investor Enquiries US
Ed Seage +1 302 886 4065 mob: +1 302 373 1361 Jorgen Winroth +1 212 579 0506 mob: +1 917 612 4043

-ENDS-

21 December 2010

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 December 2010, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2948 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,410,026,029.

A C N Kemp
Company Secretary
22 December 2010

Item 21

ASTRAZENECA AND ABBOTT END LICENSE AGREEMENT FOR THE DEVELOPMENT OF CERTRIAD

AstraZeneca announced today that it has notified Abbott that it will discontinue the development of CERTRIAD (rosuvastatin calcium and fenofibric acid), which was being investigated for the treatment of mixed dyslipidemia. This means the co-development and license agreement with Abbott will end on 22 January 2011.

A Complete Response Letter (CRL) for the CERTRIAD New Drug Application (NDA) was received from the U.S. Food and Drug Administration (FDA) on 30 March 2010.

The companies reached this decision after careful review and consideration of the CRL and the resulting regulatory delay, and have determined that the development of CERTRIAD is no longer commercially attractive.

AstraZeneca will continue to focus on other development priorities both within and outside of the cardiovascular disease therapeutic area.

NOTES TO EDITORS:

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialization of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009. For more information please visit: www.astrazeneca.com.

CONTACTS:

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Media Enquiries US
Emily Denney	+1 302 885 3451 mob: +1 302 897 4953

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

– ENDS –
23 December 2010

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 December 2010, it purchased for cancellation 525,000 ordinary shares of AstraZeneca PLC at a price of 2955 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,409,506,206.

A C N Kemp
Company Secretary
23 December 2010

Item 23

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 4 January 2011 and ends on 31 January 2011, therefore running through its close period which commences on 1 January 2011 ending 27 January 2011. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
23 December 2010

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 December 2010, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2972 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,409,006,206.

A C N Kemp
Company Secretary
24 December 2010